SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14D-101)
Solicitation/Recommendation Statement Pursuant to Section 14(d)(4)
of the Securities Exchange Act of 1934

POWERGEN plc
(Name of Subject Company)

POWERGEN plc
(Name of Person(s) Filing Statement)

Ordinary Shares of 50p each
and
American Depositary Shares (each representing 4 Powergen Ordinary Shares)
(Title of Class of Securities)

GB0004437462 (Ordinary Shares)
738905405 (American Depositary Shares)
(CUSIP Number of Class of Securities)

Powergen plc
53 New Broad Street
London, EC2M 1SL
011-44-207-826-2826

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With copies to:

Garth Bray
Sullivan & Cromwell
St. Olave's House
9a Ironmonger Lane
London EC2V 8EY
44-207-710-6352

☒      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.